

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2024

Dan Lee
Chief Financial Officer
Superior Industries International Inc.
26600 Telegraph Rd, Suite 400
Southfield, MI 48033

   Re: Superior Industries International Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2023
     Filed March 7, 2024
     File No. 001-06615

Dear Dan Lee:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing